UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   WILKERSON, WILLIAM D
   18321 JAMBOREE BOULEVARD
   IRVINE, CA  92612
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT - TECHNICAL DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock               |      |    | |                  |   |           |8815.0301(1)       |I     |(1)                        |
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Common stock               |3/5/97|M   | |2,151(2)          |A  |$23.17     |2,239              |I     |Family Trust               |
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Common stock               |3/14/9|G   |V|28                |D  |           |0                  |I     |Wife                       |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |5221               |D     |                           |
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Common stock               |3/14/9|G   |V|28                |A  |           |2,239              |I     |Family Trust               |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common stock               |      |    | |                  |   |           |1                  |I     |Joint with wife            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$23.17  |3/5/9|M   | |4,500      |D  |5/25/|5/24/|Common stock|4,500(2|(3)    |0(4)        |D  |            |
                      |        |7    |    | |           |   |89   |98   |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) As of December 31, 1996, the most recent date for which information is available, in the Parker Hannifin Corporation Retirement Savings Plan.
(2) "Pyramid" stock option exercise resulting in net acquisition of 2,151 shares.
(3)  Granted under the Corporation's 1987 Stock Option
Plan.
(4) Mr. Wilkerson also owns 39,150 additional options which were granted pursuant to the Corporation's Employee Stock Option Plans, at various exercise prices and expiration dates as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
April 10, 1997